EXHIBIT 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Consolidated Water Co. Ltd. on Form S-8 (File No. 333-276483) of our report dated March 17, 2025, with respect to our audits of the consolidated financial statements of Consolidated Water Co. Ltd. as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024 and our report dated March 17, 2025, with respect to our audit of internal control over financial reporting of Consolidated Water Co. Ltd. as of December 31, 2024, which reports are included in this Annual Report on Form 10-K of Consolidated Water Co. Ltd. for the year ended December 31, 2024.

Our report on the effectiveness of internal control over financial reporting expressed an adverse opinion because of the existence of a material weakness.

/s/ Marcum LLP

West Palm Beach, Florida
March 17, 2025